Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陸 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

TRADING HALT

Reference is made to the inside information announcement of Lufax Holding Ltd (the “Company”) dated January 27, 2025, in relation to, among other things, the proposed change of auditors and possible delay in the publication of 2024 annual results.

At the request of the Company, trading in the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on January 28, 2025, pending the release of a further inside information announcement in relation to the proposed change of auditors and possible delay in the publication of 2024 annual results.

For and on behalf of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, January 28, 2025

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Alston Peiqing ZHU as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU, Mr. Shibang GUO and Mr. Hui LIU as the non-executive Directors, and Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.